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                                                                                                    OMB APPROVAL
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                                                            UNITED STATES                OMB Number:             3235-0058
                                                 SECURITIES AND EXCHANGE COMMISSION      Expires:           March 31, 2006
                                                       WASHINGTON, D.C. 20549            Estimated average burden
                                                                                         hours per response...........2.50
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                                                                                                   SEC FILE NUMBER
                                                             FORM 12B-25                ===================================
                                                                                                    CUSIP NUMBER
                                                     NOTIFICATION OF LATE FILING        -----------------------------------

(CHECK ONE): [X] Form 10-K    [ ] Form 20-F    [ ] Form 11-K    [ ] Form 10-Q    [ ] Form N-SAR    [ ]Form N-CSR

         For Period Ended: December 31, 2003
                           -----------------------------------------------------

         [ ]  Transition Report on Form 10-K
         [ ]  Transition Report on Form 20-F
         [ ]  Transition Report on Form 11-K
         [ ]  Transition Report on Form 10-Q
         [ ]  Transition Report on Form N-SAR

         For the Transition Period Ended:____________________________________________________________

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                            READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

The MIIX Group, Incorporated
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Full Name of Registrant

Not Applicable
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Former Name if Applicable

Two Princess Road
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Address of Principal Executive Office (STREET AND NUMBER)

Lawrenceville, NJ  08648
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City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

          (a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
          (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or
  [X]          Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
          (c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant cannot complete and file its Annual Report on Form 10-K by March 30, 2003 because its review of its financial results for year-end 2003 is not yet complete. The Registrant is continuing to review its reserve position to determine the extent to which the Registrant's loss experience in fiscal year 2003 is attributable to severity and frequency of claims as contrasted with the acceleration of claims in light of the Registrant's runoff status. The Registrant has retained additional actuarial services to assist in a portion of this analysis. The Registrant had previously announced on February 5, 2004 that it had notified the New
Jersey Department of Banking and Insurance of the need to increase its loss and allocated loss adjustment expense reserves based on the progress of its annual audit at that time. The Registrant had expected to complete its analysis by mid-March but, due to the complexities associated with the analysis of the claim data, the adjustment required continues to be under review. The increase in reserves, given the Registrant's marginal surplus levels, will have a materially adverse effect on the Registrant.
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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
Allen G. Sugerman                           609                        896-2404
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(Name)                                      (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
                                                                        Yes [X]             No [ ]

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof
                                                                        Yes [ ]             No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The answer to this question will depend ultimately upon the amount of the reserve booked, which, as noted above, remains under analysis. Because of the nature of the uncompleted reserve analysis, it is not possible to provide a quantitative estimate of the change in results of operations at this point.

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                                                    The MIIX Group, Incorporated
                                                    ----------------------------
                                            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 31, 2004                                                     By /S/ Patricia A. Costante
     ------------------------------------------------------------------    ------------------------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                                              ATTENTION
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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                                                        GENERAL INSTRUCTIONS

1.   This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.   One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the
     Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.   A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.   Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.   ELECTRONIC FILERS: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).
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